SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 23 September 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT

23 September 2011

TENDER OFFER - RESULTS ANNOUNCEMENT

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND ANNOUNCES THE RESULTS OF ITS TENDER OFFER IN RESPECT OF ITS OUTSTANDING £75,000,000 13 3/8 PER CENT. UNSECURED PERPETUAL SUBORDINATED BONDS (ISIN: GB0000510312).

The Governor and Company of the Bank of Ireland (the "Bank") announced on 24 August 2011 that it was making an invitation to holders (the "13 3/8 Bondholders") of its £75,000,000 13 3/8 per cent. Unsecured Perpetual Subordinated Bonds (ISIN: GB0000510312) (the "13 3/8 Bonds") to tender their Bonds for purchase by the Bank for cash (the "Offer").

The full terms and conditions of the Offer are set out in a Tender Offer Memorandum dated 24 August 2011 (the "Tender Offer Memorandum"). Capitalised terms used and not otherwise defined in this announcement have the meaning given to such terms in the Tender Offer Memorandum.

Results of the Offer

As at the offer deadline of 4.00 p.m. (London time) on 22 September 2011, £29,096,400 in aggregate nominal amount of 13 3/8Bonds had been tendered pursuant to the Offer. The Bank will accept all such tenders, and expects to purchase such 13 3/8Bonds on the scheduled settlement date of 26 September 2011.

For further information:

Brian Kealy
Head of Capital Management
Tel. +353 76 623 4719

Colin Reddy
Capital Management
Tel. +353 76 623 4722

INFORMATION AGENT	RECEIVING AGENT	REGISTRAR
Lucid Issuer Services Limited 436 Essex Road London N1 3QP United Kingdom Tel: +44 20 7704 0880 Fax: +44 20 7067 9098 Attention: Yves Theis, Sunjeeve Patel email: boi@lucid-is.com	Capita Registrars Limited The Registry 34 Beckenham Road Beckenham Kent BR3 4TU United Kingdom Telephone: 0871 664 0321/+44 20 8639 3399* Attention: Corporate Actions	Capita Registrars Limited Northern House Woodsome Park Fenay Bridge Huddesfield HD8 0GA Attention: Corporate Actions

DEALER MANAGERS
Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ United Kingdom Tel: +44 20 7883 8763 Attention: Liability Management Group email: liability.management@credit-suisse.com	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom Tel: +44 20 7545 8011 Attention: Liability Management Group email: liability.management@db.com	UBS Limited One Finsbury Avenue London EC2M 2PP United Kingdom Tel: +44 20 7567 0525 Attention: Liability Management Group email: OL-Liability-Management@ubs.com

* The telephone number of the Receiving Agent is 0871 664 0321 or, if calling from overseas, +44 20 8639 3399. Calls to the 0871 664 0321 number cost 10 pence per minute from a BT landline. Other network providers' costs may vary. Lines are open 9.00 am to 5.00 pm (London time) Monday to Friday (except UK public holidays). Calls to the helpline from outside the UK will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. The helpline cannot provide advice on the merits of the Offer nor give any financial, legal or tax advice.

OFFER RESTRICTIONS

The Offer has expired. This announcement does not constitute an offer of any securities for any purpose.

The Offer was conducted subject to the Offer Restrictions set out in the Tender Offer Memorandum.

General

The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted. Persons into whose possession this announcement or the Tender Offer Memorandum comes are required to inform themselves about and to observe any such restrictions. The Tender Offer Memorandum did not and does not constitute, and may not be used for the purpose of, an offer or solicitation to the public or to anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation.

Note:

None of the Minister for Finance, the Department of Finance, the Irish Government, the National Pensions Reserve Fund Commission, the National Treasury Management Agency or any person controlled by or controlling any such person, or any entity or agency of or related to the Irish State, or any director, officer, official, employee or adviser (including without limitation legal and financial advisors) of any such person (each such person, a "Relevant Person") accepts any responsibility for the contents of, or makes any representation or warranty as to the accuracy, completeness or fairness of any information in, this announcement or any document referred to in this announcement or any supplement or amendment thereto (each a "Transaction Document"). Each Relevant Person expressly disclaims any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of the contents of any Transaction Document. No Relevant Person has authorised or will authorise the contents of any Transaction Document, or has recommended or endorsed the merits of the offering of securities or any other course of action contemplated by any Transaction Document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  23 September, 2011